Exhibit 99.3

The following are excerpts from a transcript from Lundbeck A/S’s presentation held on October 23, 2024.

Charl van Zyl - President & CEO

Before we continue, there is, of course, important Safe Harbour statements. The discussion today, of course, will include forward-looking statements that are, of course, subject to change. And also, importantly, we made, of course, an announcement last week on the agreement that we’ve reached with Longboard. We know that this discussion today is only for informational purposes, because the tender offer is not commenced yet. And so today’s discussion, of course, is not there to solicit any trading of the common stock of Longboard.

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But we see a journey that we are on and a journey where we are growing into areas where we can scale, where we can have significant scale, in a way that allows us to play to win, which is really in the severe migraine space, neuro speciality, which is one of our pillars of our strategy, but also advancing with the pipeline that you will hear about later, into the neuro-rare space, and also the acquisition that we have announced recently with bexicaserin, building that strong neuro-rare franchise that allows us to scale in areas that we haven’t been before, and allows us to really build a position of diversification of growth into the long term for the company.

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Tom Gibbs - Executive Vice President, Head of Lundbeck U.S.

And we have an opportunity to establish a rare disease franchise model that supports a multibillion-dollar neuro-rare disease portfolio, anchored by amlenetug and bexicaserin.

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And importantly, this model also gives us the ability to scale, to develop a rare disease model that will be able to support our emerging rare disease franchise for amlenetug and bexicaserin when launched.

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Maria Alfaiate - Executive Vice President, Commercial and Corporate Strategy

You are probably curious about what this meant for us. We have received questions from you in the past, so I imagine last week, finally, you were able to see how we were becoming more concrete with our deal with Longboard and how we are now adding bexicaserin, the latest pearl, to our collection, to join an already amazing set of assets that holds really good promise for the future.

Johan Luthman - Executive Vice President, R&D

Thank you, Maria. I’d like to take you through a few slides that explains why we’re so excited about the potential to acquire this company and this asset. So we’ll focus on bexicaserin, which is the lead asset of Longboard, but before we go there, I like to explain a little bit what we’re dealing with here.

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Why did we get so interested in bexicaserin? Well, it had an interesting mechanism of action and good data. So let’s start with the interesting mechanism of action. This is, if you may, a best-in-class molecule, but it actually also has elements of being first-in-class. This molecule is selective for its agonistic effects on 5-HT2C receptors, which is a validated target for antiseizure effects. But it doesn’t carry any binding agonistic effect on other 5-HT2 receptors. And that’s fundamental, because the 5-HT2B receptor carries a big liability, valvular pathology, heart disease. 5-HT2A receptors carry problems with pro-psychotic effects. So here you have a validated mechanism and the unique mechanism being selected for the [inaudible].

The selectivity, by the way, is carried by this secondary mid [inaudible] in the eight position of the molecule for those that are chemists here. That’s really very important to say, because the company that is behind this, Arena and now Longboard, they really know what they were doing. They had a structure activity relationship going after that selectivity.

Maria Alfaiate - Executive Vice President, Commercial and Corporate Strategy

We are combining internal and strategically selected external opportunities, which include, as you know, bexicaserin as well as amlenetug. There is huge unmet medical need, and we are trying to play exactly in that space by providing scientific breakthroughs.

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When we’re reinforcing our neuro-speciality position, you’ve heard from as Vyepti achieves things that we believe are wonderful, we’re also going to continue to build on this migraine, on this disease area, to establish our neuro-speciality position, and also how we are establishing a neuro-rare franchise with amlenetug and bexicaserin as two of the key assets that will drive our future and have the potential to anchor a multi-billion US dollar franchise.

Thomas Bowers – Danske Bank

Thank you. Thomas Bowers, from Danske Bank. So I’ll maybe just kick off a few questions on bexicaserin. Looking at the competitive landscape right now, of course, Fintepla with a similar mechanism of action, broadly, so I’m just wondering, when you are excluding Fintepla patients in the phase III, as I understand it, how should we think of you positioning yourself in the market? And also, if there are any plans for any head-to-head comparisons that you need to do in the clinical setting?

Johan Luthman - Executive Vice President, R&D

Yes. First of all, the PACIFIC trial did not include fenfluramine- or Fintepla-treated patients, so they were not included. And since the drugs have fairly similar mechanism of action, it probably wouldn’t make sense. It’s more that you can drive the doses up for this one. So, you have to think about the ethics for the patients to write the REMS program. The side effects, of course, is where we have the strongest profile, but we expect, also, through that more unlimited dosing paradigm, to be able to drive efficacy more.

But we are not including that. And I say we, but it’s them still. It’s Longboard. So, we, we have not concluded this deal yet. And there could be things we like to change a little bit in the programme if we take over this, but that’s how it’s planned to go ahead.

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There are various ways to build this together, this puzzle. Longboard has embarked on a separate Dravet study called DEEp SEA, and then they have DEEp OCEAN that is just, also now, starting up.

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Charl van Zyl - President & CEO

Thank you, Johan. So, I think, just to wrap that question, what we see with bexicaserin is really the best-in-class profile that we see with the selectivity and the design. So, as Johan said, I think what we see clearly is the opportunity with the ability to differentiate.

Unidentified Questioner

[J]ust about your new soft guidance on the R&D ratio of towards 20 to 25% by the end of the new strategic period, how much is that driven by Longboard?

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Charl van Zyl - President & CEO

Thank you. And, Martin, we will certainly come back, also when Joerg speaks about the guidance. But what I would say is, of course, as we see the pipeline evolve more to Phase 3, there’s natural growth of investment as we enter into those Phase 3 areas. But strategically, we see, for a focused innovator, being in this 20/25% ratio is what we want to go for. Now, the way we do that is, we have also, and we will discuss a bit more, undertaken significant capital, reallocation, 10% of our current capital, to free that up, to reinvest in innovation.

So, and of course, we’re looking, as Michala had said, at our commercial operating model. So, those effects allow us to have that flexibility to operate within that 20 to 25% range, while also maintaining this adjusted EBITDA of 30 to 32%. Today, we’re, of course, guiding more to 30 because of the acquisition that comes in there. But happy to discuss that more when Joerg is there.

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Lucy Goddington – Jeffries

Hi, Lucy Goddington from Jefferies. Just a couple. So, on bexicaserin, it looked like Longboard felt like they could get launch in 2027. So, just wondering about the 4Q 28 launch that you’ve guided to. And then related to that, is the plan to keep the existing Longboard staff on, particularly what they brought in, commercial-wise?

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Charl van Zyl - President & CEO

Okay, so let’s start with launch date for bexicaserin. Do you want to mention that?

Johan Luthman - Executive Vice President, R&D

Yes. You never know how a trial goes until you start, and you’ve been running it for a while, so timelines are always a little uncertain. Of course, Longboard has, now, some experience from the PACIFIC study, etc. Some of us in Lundbeck also have some experience in the past with those indications, but that’s years back. So, it’s really hard to know with the enrolment rate. I think we think it’s realistic, maybe, to have a little longer timeline than their estimates.

They may be under different pressures or have been under pressures with timelines. So, that’s the simple answer I can give you.

Charl van Zyl - President & CEO

Yes, on the question of integration here, Lucy, I would just say that we, of course, are not discussing integration in detail today, but I think our mindset, going into this, is, we will learn a tremendous amount from Longboard as well. There is an innovative company here that has advanced the product very quickly. So, we will look at this, of course, once we see post-closing. But it’s a mindset of, we will certainly complement each other in this space.

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Joerg Hornstein

That clearly allowed us to, first, deleverage relatively quickly from the older acquisition and also provide us with a significant organic debt capacity to fund the announced acquisition of Longboard.

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Now, if you’re clear on the organic uses, if you’re clear on the sources, there is, of course, certainly available options you look at in the form of excess resources.

A big part is the BD activity or the acquisition, assuming successful closure by the end of the year, that we just now announced, related to Longboard Pharmaceuticals.

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But there’s also the impact of the foreseen Longboard acquisition. And if we think about the implications, then they are threefold. One is, of course, the additional spend for the Phase 3 programme, which, together with the pre-launch costs that you would incur prior to the anticipated launch in Q4 ‘28, would amount to roughly 700 million in the year ‘27.

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Looking for that improvement in total cost ratio of around 2%, rather than the 2 to 4% we said earlier, because of the impact of Longboard.

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We still have firepower, following the acquisition of Longboard, but we will always maintain an investment-grade rating.

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There are some underlying drivers, the 20 to 25% of R&D spend, as we see a corridor, including Longboard, in the future, going forward.

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And if I can leave you here with one sentence, we’re not cutting for margin, but we are placing our assets for yield, and that’s a fundamental difference. bexicaserin, with the envisioned blockbuster sales potential that we announced, is a significant growth potential.

But in principle, if you look at our neuro-rare franchise, it’s the fourth pearl in a string of existing pearls. So, overall, if we think back of where we’re standing now, the confidence we have, then think back of the long-term ambition, where the in-market assets, the pipeline development, the recent acquisition of Longboard and the launch of bexicaserin are providing growth into a value-creating future.

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Unidentified Questioner

[O]ne of the things that we see a lot is a lot of one-offs in Lundbeck. I can remember, there haven’t been anyone one-offs for the last couple of years. So, how should we see one-off programs beyond the Longboard impact over this 2027 period?

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Johan Luthman - Executive Vice President, R&D

Everything comes with risk adjustment. But you can look at the assets yourself. Here we have, hopefully, bexicaserin and a portfolio. A validated target, substantially improved mechanism, but still a validated target. Yes, we can always not do it right, but it should, kind of, work, if I put it that way. Amlenetug is breakthrough, complete new innovation. It does come with more risk, of course. PACAP is somewhere in between.

Unidentified Questioner

[F]or the second Phase 3 trial with LGS and other DEEs, have you, or Longboard, discussed with the FDA, with agreement how many patients are you going to enroll for how many subtypes? So, have you actually agreed with the trial design, say, if that trial is successful, it’s going to be straightforward, you’re going to have a broad label?

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[H]ow should we think about the 1.5 billion peak sales you’ve guided for bexicaserin?

Johan Luthman - Executive Vice President, R&D

Yes. Just to remind you, we are not the same company yet. So, we have to be careful, and we have not been participating in any FDA conversation from our side, and that’s obvious. So, we are very impressed by the Longboard team. They have done a great job, and I think, obviously, they have good conversations with the regulators. In terms of the studies they are embarking on now, we have not been part of designing them, but obviously, they have had pre-discussions with the regulators, FDA.

And they have submitted their protocols they are starting. So, I assume there is something that linked to what they hope to achieve with the breakthrough designation, which is the bigger pot here. To get a breakthrough, that requires also that you get a commonality of DEEs in one pot. I think, for practical reasons, you slice it up a little bit in the studies, and you want to power certain populations more strongly.

But that’s all I can say. It’s us looking down at, or into, the data, basically, that we’ve been reading.

Manos Mastorakis - Deutsche Bank

Thank you. Manos Mastorakis from Deutsche Bank. So, I guess, to Johan first. So, bexicaserin, if you had it in your own pipeline from the preclinical stages, what would you have done differently? And I ask this question because you have extensively talked before, and PACAP is an example of that, of how careful you want to be, when it comes to figuring out the dosing, incorporating biomarkers and all that.

So, what would you have done differently, and how comfortable do you feel? What makes you comfortable, and maybe uncomfortable, when it comes to this asset?

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Johan Luthman - Executive Vice President, R&D

Yes, a great question. We actually have worked on this molecule in our labs, and that’s how we build confidence in it. This is a small molecule. We can make it. So, we actually have had our own studies on it. And so, it’s living up to our standards, how we like to see a selective drug for [inaudible].

Would we have started on a program like this today? No, we wouldn’t, because there’s a time element here. They are much more advanced, and Arena, the predecessor, worked on this for quite some time. I know them since before. So, they have had a very long time. We wouldn’t start a program in our labs on this target today, of course, because it’s too many years of cooking to get there.

But when we look at our different criteria, how to progress the molecule, and we do a solid due diligence, it would be a molecule that we would have progressed to, particularly now, since it’s a validated target all the way to the market, but a refined molecule.

So, I wouldn’t say it’s much different, because if there would have been a completely new mechanism of action, we would have probably done bigger, a little different proof-of-concept studies. But here you have, already, that partially de-risked. So, I don’t think we would have done it much differently.